Exhibit 99.1

Kamada Announces Amendment to GLASSIA® License Agreement with Takeda

●	Following the Completion of the Transition of GLASSIA Manufacturing, Kamada will Transfer the Product’s US Biologics License Application (BLA) to Takeda; Expected to Occur by End of 2021
●	Kamada to Receive from Takeda a Payment of $2 Million for the BLA Transfer
●	Final Sales-Based Milestone Payment of $5 Million Due to Kamada under the License Agreement was Accelerated
●	No Other Material Changes to the GLASSIA License Agreement Between Kamada and Takeda
●	Kamada Continues to Distribute GLASSIA Outside of Takeda’s Territories and Invests in the Alpha-1 Antitrypsin Deficiency Field Through Continued Development of the Inhaled AAT Product, Currently in a Phase III Clinical Study

REHOVOT, Israel – April 7, 2021 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced an amendment to the GLASSIA® [Alpha1-Proteinase Inhibitor (Human)] license agreement with Takeda. Pursuant to the amendment, upon completion of the transition of GLASSIA manufacturing to Takeda, expected by the end of 2021, Kamada will transfer to Takeda the GLASSIA U.S. Biologics License Application (BLA). In consideration for the BLA transfer, Kamada will receive a $2 million payment from Takeda. In addition, the payment by Takeda of the final sales-based milestone of $5 million due to Kamada under the license agreement was accelerated and the Company anticipates it will be able to recognize this milestone during 2021. The parties have agreed to continue to share product related information and data following the BLA transfer. There are no other material changes to the existing GLASSIA license agreement.

“Based on the planned transition of GLASSIA manufacturing to Takeda later this year, and its continued distribution of the product in the U.S., the transfer of the BLA to Takeda is a prudent next step,” said Amir London, Kamada’s Chief Executive Officer. “Kamada, as the product's innovator, continues the registration and distribution of GLASSIA in countries, outside of the named territories of the U.S., Canada, Australia and New Zealand retained by Takeda, and invests in the Alpha-1 Antitrypsin Deficiency field through continued development of our proprietary Inhaled AAT product for which we are currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 study.”

GLASSIA was developed by Kamada, and the product’s BLA was approved by the U.S. Food and Drug Administration in 2010 as the first liquid, ready-to-use, intravenous plasma-derived augmentation therapy to treat Alpha-1 Antitrypsin deficiency.

As previously reported, Kamada expects to receive approximately $25 million in product revenues from the supply of GLASSIA to Takeda in 2021, and based on the agreement with Takeda, upon the initiation of sales of GLASSIA manufactured by Takeda, Kamada will receive royalty payments at a rate of 12% of net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Although the transition of the agreement to its royalties phase will result in a reduction of Kamada’s revenue from Takeda, based on current GLASSIA sales in the U.S. and forecasted future growth, Kamada anticipates receiving royalties from Takeda in the range of $10 million to $20 million per year from 2022 to 2040.

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited ("Takeda") and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) and an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) the transfer of the BLA to Takeda to occur by the end of 2021; (2) Kamada’s anticipation to be able to recognize the $5 million sales milestone during 2021; (3) the parties’ agreement to share product related information and data following the BLA transfer; (4) statements regarding Kamada’s continued registration and distribution of GLASSIA outside Takeda’s territories, and investment in the Alpha-1 Antitrypsin Deficiency field through development of the Inhaled AAT product, currently in a Phase III clinical study; (5) Kamada’s expectation of approximately $25 million in product revenues from the supply of GLASSIA to Takeda in 2021; and (6) Kamada’s expectation of receiving royalties from Takeda in the range of $10 million to $20 million per year from 2022 to 2040. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, market demand for GLASSIA which affects royalties derived from GLASSIA by Kamada, delay or denial in the U.S. FDA approval process for Inhaled AAT products; Kamada’s ability to conduct clinical trials in light of restrictions during the COVID-19 pandemic, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com